                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999



A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                             BESTFOODS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    BESTFOODS
                                700 SYLVAN AVENUE
                               INTERNATIONAL PLAZA
                       ENGLEWOOD CLIFFS, NEW JERSEY 07632

                                    BESTFOODS
                                  SAVINGS PLAN


                                TABLE OF CONTENTS




                                                                                Page
                                                                                ----
Independent Auditors' Report                                                      1

Financial Statements:
         Statement of Net Assets Available for Benefits
            as of December 31, 1999 and 1998                                      2

         Statement of Changes in Net Assets Available for Benefits
            for the Years Ended December 31, 1999 and 1998                        3

         Notes to Financial Statements                                            4

Signatures                                                                       11

Consent of Independent Auditors                                                  12

Supplemental Schedule:
         Schedule I        Schedule of Assets Held for Investment Purposes
                           At End of Year                                        13

                          INDEPENDENT AUDITORS' REPORT



The Pension and Welfare Committee
Bestfoods Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Bestfoods Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bestfoods Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

June 8, 2000

                 BESTFOODS SAVINGS PLAN

                STATEMENT OF NET ASSETS
                 AVAILABLE FOR BENEFITS

               DECEMBER 31, 1999 AND 1998





   Assets                                                 1999             1998
------------------------------------------------       -----------       ----------
Investments at fair value:  (Notes 2 and 4)
   Shares of registered investment companies:
        Fidelity Magellan Fund                         $ 3,525,713        2,284,489
        Fidelity Contrafund                              2,274,597        1,533,635
        Fidelity Growth & Income Portfolio               1,876,332        1,445,591
        Fidelity Overseas Fund                             459,391          260,308
        Fidelity Asset Manager                           1,280,800        1,114,771
        Fidelity Managed Income Portfolio                5,383,191        5,601,087
        Fidelity Spartan U.S. Equity Index Fund          3,391,778        2,628,762
   Bestfoods Stock Fund                                    368,080          300,766
   Corn Products International Stock Fund                    6,274           10,645
   Participant loans receivable                            692,848          628,406
                                                       -----------       ----------

              Total assets                              19,259,004       15,808,460
                                                       -----------       ----------

               Net assets available for benefits       $19,259,004       15,808,460
                                                       ===========       ==========


     The accompany notes are an integral part of these financial statements

                  BESTFOODS SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS

                DECEMBER 31, 1999 AND 1998





                                                               1999               1998
                                                           ------------        -----------
Additions to net assets attributed to:
   Investment income:
       Net appreciation in fair value of investments       $  1,177,388          1,650,911
       Dividends                                              1,183,071            871,925
                                                           ------------        -----------
                                                              2,360,459          2,522,836
                                                           ------------        -----------

Contributions:
   Employer                                                     633,443            453,077
   Participants                                               1,634,398          1,402,149
                                                           ------------        -----------
                                                              2,267,841          1,855,226
                                                           ------------        -----------

          Total additions                                     4,628,300          4,378,062
                                                           ------------        -----------


Deductions from net assets attributed to:
   Benefits paid to participants                             (2,108,785)        (4,557,773)
   Administrative fees (Note 1)                                  (4,639)                --
                                                           ------------        -----------

          Total deductions                                   (2,113,424)        (4,557,773)
                                                           ------------        -----------


          Net increase (decrease) prior to transfers          2,514,876           (179,711)

Transfer in from other plans  (Note 1)                          935,668          4,726,550
                                                           ------------        -----------

          Net increase                                        3,450,544          4,546,839


Net assets available for benefits:
   Beginning of year                                         15,808,460         11,261,621
                                                           ------------        -----------

   End of year                                             $ 19,259,004         15,808,460
                                                           ============        ===========


     The accompany notes are an integral part of these financial statements.

                                    BESTFOODS
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998


(1)      DESCRIPTION OF THE PLAN

         The following is a brief description of the Bestfoods Savings Plan (the "Plan"). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan, established on October 2, 1995, is a profit sharing plan covering the following eligible employees of certain wholly-owned subsidiaries of Bestfoods (the "Company"):

         1. Charles Freihofer Baking Company, Inc. and Entenmann's Inc. hourly non-union employees. Participants are former employees of the baking division of Kraft Foods, which was acquired on October 2, 1995.

         2. Arnold Foods Company, Inc. hourly union employees, located at the Oconomowoc, Wisconsin plant; effective October 1, 1997.

         3. Bouyea-Fassetts division of Charles Freihofer Baking Company, Inc. hourly non-union employees; effective January 1, 1998.

         4. Iberia Foods Corp. salaried and hourly non-union employees; effective April 1, 1998.

         5. Henri's Foods Products Co., Inc. hourly employees; effective October 1, 1998.

         6.       Best Foods Argo, Illinois hourly employees; effective July 1,
                  1999.

         7. Charles Freihofer Baking Company, Inc. union employees located at the Albany, New York plant; effective October 1, 1999.

         Best Foods hourly employees at the Argo, Illinois plant had their balances from the Bestfoods Savings/Retirement Plan for Hourly Employees (Best Foods OCAW/IAM) transferred into the Plan in 1999. As of December 31, 1999, $935,668 was transferred into the Plan.

         Employees of Bouyea-Fassetts and Henri's Food Products Co., Inc. had their balances from prior plans transferred into the Plan in 1998. As of December 31, 1998, $4,726,550 was transferred into the Plan.


                                                                     (Continued)

                                    BESTFOODS
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1),     CONTINUED

         The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Effective January 1, 1998, the plan changed its name from the CPC Baking Business Savings Plan to the Bestfoods Savings Plan.

         The Plan is administered by a pension committee. Generally, record keeping and administrative fees are paid by the Company.


         CONTRIBUTIONS AND VESTING

         Generally, participants who have completed 1,000 hours of service during the first 12 months of employment may contribute up to 16% of their compensation and may invest in any one or a combination of eight funds. Participants may change their investment elections daily. Participants are immediately vested in their contributions and the earnings thereon.

         Participants may make deferred contributions to the Plan in accordance with Internal Revenue Service Code Section 401(k). These contributions result in a reduced salary for the employees for Federal income tax purposes. In accordance with the Tax Reform Act of 1986, the maximum amount an employee can contribute under the 401(k) per year for 1999 and 1998 is $10,000. Terminated participants with a balance remaining in the Plan are charged $10.00 a month, deducted on a quarterly basis.

         PARTICIPANT ACCOUNTS

         Individual account balances are maintained for each participant. Contributions are credited to the participant's account based upon the current share price or, in the case of the Bestfoods Stock Fund, the current value.

         Generally, the first 6% of an employee's salary which is contributed to the Plan is eligible for Company matching contributions. The amount of Company matching contributions varies and is at the discretion of the Company. The Company matching per dollar employee contributions is as follows:


                                                                     (Continued)

                                    BESTFOODS
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1),     CONTINUED

         1. Charles Freihofer Baking Company, Inc., Entenmann's Inc., Bouyea-Fassetts, and participants Company match for 1999 and 1998 was $0.57 up to 6% of an employee's salary;

         2. Arnold Foods Company, Inc., Oconomowoc, Wisconsin plant participants are not eligible for Company matching contributions;

         3. Iberia Foods Corp. participants Company match for 1999 and 1998 was $0.25 and $0.10, respectively, up to 6% of an employee's salary;

         4. Henri's Foods Products Co., Inc. participants Company match for 1999 and 1998 was $1.00 and $0.57, respectively, up to 6% of an employee's salary;

         5. Best Foods Argo, Illinois participants Company match for 1999 was $0.25 up to 4% of an employee's salary contributed to the Plan;

         6. Charles Freihofer Baking Company, Inc. Albany, New York plant participants are not eligible for Company matching contributions.

         Participants are vested in the Company's matching contributions after three years of service.

         DISTRIBUTION OF BENEFITS

         Distribution of benefits will be made to a participant upon retirement, disability, death or termination of employment. Distributions to participants or beneficiaries will be in the form of lump-sum distributions.

         A participant may withdraw the full value of his shares not based on deferred contributions. Shares based on deferred contributions may be withdrawn due to hardship.

         LOANS TO PARTICIPANTS

         Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of $50,000 reduced by the highest outstanding balance of Plan loans during the one-year period ending on the Valuation Date or the outstanding balance of prior Plan loans or 50% of their vested account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund.

         Effective August 1, 1999, participants who are employees at the Oconomowoc, Wisconsin plant are eligible for loans from the Plan.


                                                                     (Continued)

                                    BESTFOODS
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1),     CONTINUED

         The loans bear interest at the prime rate plus one percent at the time of the loan. Loans are repaid through semi-monthly payroll deductions and are reinvested into the participant's account according to the current investment election.

         PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has reserved the right to amend, modify or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS

         The mutual funds and the investment in the Company's common stock fund are stated at fair market value determined by quoted market prices at the close of business on December 31. Cost of securities sold is determined by the "average cost" method. Purchases and sales of securities are recorded on a trade-date basis. Participant notes receivable are valued at cost, which approximates fair value.


                                                                     (Continued)

                                    BESTFOODS
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(2),     CONTINUED

         SOP 99-3

         In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 effective for the plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been restated to conform with the 1999 presentation.

         FORFEITURES

         Employees that terminate employment and are not vested in the Plan will forfeit the non-vested portion of employer contributions. Forfeitures are retained in the Plan and are used to reduce future employer contributions. At December 31, 1999, and 1998 forfeited nonvested accounts totaled $4,235 and $6,683, respectively.

(3)      INVESTMENT PROGRAM

         The Plan provides for nine separate investment funds, each with a primary investment plan as described by the fund manager (except for amounts temporarily held pending investment and amounts held for disbursement), as follows:

         (a) Fidelity Growth & Income Portfolio - seeks long-term capital growth, current income, and growth of income by investing in equity securities (including common and preferred stocks), convertible securities, bonds, futures and options.

         (b) Fidelity Spartan U.S. Equity Index - seeks to achieve a total return comparable to the total return of the S&P 500 Index by investing in the common stocks that make up the S&P 500 Index.

         (c) Fidelity Contrafund - seeks long-term capital appreciation by investing primarily in common stock and securities convertible into common stock.

         (d) Fidelity Managed Income Portfolio - seeks to provide preservation of capital and a competitive level of income over time through the purchase of contracts issued by insurance carriers and banks.



                                                                     (Continued)

                                   BESTFOODS
                                  SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


(3),     CONTINUED

         (e) Fidelity Magellan Fund - seeks capital appreciation by investing primarily in common stock and securities convertible into common stock of domestic and foreign companies.

         (f) Fidelity Overseas Fund - seeks long-term growth of capital through investment in common stock. Securities convertible to common stock and debt instruments of foreign businesses and governments.

         (g) Fidelity Asset Manager - seeks a high total return by investing in domestic and foreign stocks, bonds and short-term instruments.

         (h) Bestfoods Stock Fund - invested solely in Bestfoods common stock.

         (i) Corn Products International Stock Fund - invested solely in Corn Products International common stock. Participants may transfer from this fund to any other fund but cannot transfer back into the fund. The Fund will terminate on December 29, 2000. If a participant has not transferred his balance to other funds by that date, the Plan will then distribute the balance based on a participant's current elections.

         Effective January 1, 1999, Arnold Foods Company, Inc. Oconomowoc, Wisconsin plant participants became eligible to invest all funds except Corn Products International Stock Fund. Prior to January 1, 1999, participants were only eligible to invest in five of the funds.


(4)      INVESTMENTS

         The following presents investments that represent five percent or more of the Plan's net assets, at fair value.

                                                              December 31,
                                                       ------------------------
                                                           1999          1998
                                                        ----------     ---------


         Fidelity Magellan Fund                         $3,525,713     2,284,489
         Fidelity Contrafund                             2,274,597     1,533,635
         Fidelity Growth & Income Portfolio              1,876,332     1,445,591
         Fidelity Asset Manager                          1,280,800     1,114,771
         Fidelity Managed Income Portfolio               5,383,191     5,601,087
         Fidelity Spartan U.S. Equity Index Fund         3,391,778     2,628,762

                                    BESTFOODS
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(5)      INCOME TAX STATUS

         The Plan is approved as qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is exempt from Federal income taxes under Section 501(a) of such Code pursuant to a determination letter received on March 25, 1997 from the Internal Revenue Service. Since receiving the favorable tax determination letter, the Plan has been amended. The Company's management believes that the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.



(6)      SUBSEQUENT EVENTS

         On June 6, 2000, Bestfoods signed a definitive merger agreement with Unilever. The transaction is expected to be completed in the fourth quarter of 2000. The effects of the merger of Bestfoods and Unilever on the Plan are not known at this time.

         Hourly union employees represented by the Bakery, Confectionery, Tobacco Workers and Grain International Union AFL-CIO Local 58 at the Entenmann's Inc. Frederick, Maryland plant will be eligible to participate in the Plan effective July 1, 2000.

         In an effort by the Company to consolidate its benefits plans, participant balances of employees at the Chicago, Illinois plant from the Bestfoods Hourly Savings/Retirement Plan (Chicago, IL; Franklin Park, IL) will be transferred into the Plan in 2000. Participants will begin to contribute into the Plan April 1, 2000.

         Hourly union employees represented by the International Union of Electronic, Electrical, Salaried Machine and Furniture Workers Local 302FW at the Bestfoods Specialty Markets Indianapolis, Indiana plant will be eligible to participate in the Plan effective January 1, 2000.

                                   SIGNATURES






Bestfoods Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Welfare Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             Bestfoods Savings Plan




Date:  June 28, 2000               By:  Richard P. Bergeman
       -------------                    ---------------------------------------
                                        Richard P. Bergeman
                                        Chairman, Pension and Welfare Committee

                                                                      Exhibit 23





                         CONSENT OF INDEPENDENT AUDITORS




The Pension and Welfare Committee
Bestfoods Savings Plan:


We consent to incorporation by reference in the Registration Statement on Form S-8 (No. 2-48849) of our report dated June 8, 2000 relating to the statements of net assets available for benefits of the Bestfoods Savings Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits, and the related schedule, which report appears in the December 31, 1999 Form 11-K of the Bestfoods Savings Plan.



KPMG LLP

June 28, 2000

                                                                      Schedule I

                             BESTFOODS SAVINGS PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                DECEMBER 31, 1999




Party-In-Interest  No. of Shares                Description                                Cost                Fair Value
-----------------  -------------      --------------------------------------------       ------------          ----------

                         25,805       Fidelity Magellan Fund                             $  2,668,856           3,525,713

                         37,897       Fidelity Contrafund                                   1,915,832           2,274,597

                         39,787       Fidelity Growth & Income Portfolio                    1,567,558           1,876,332

                          9,569       Fidelity Overseas Fund                                  351,247             459,391

                         69,684       Fidelity Asset Manager                                1,233,655           1,280,800

                      5,383,191       Fidelity Managed Income Portfolio                     5,383,191           5,383,191

                         65,114       Fidelity Spartan U.S. Equity Index Fund               2,325,263           3,391,778

                         15,197       Bestfoods Stock Fund                                    342,243             368,080

                            863        Corn Products International Stock Fund                   4,839               6,274

      *                               Participants' Loan Account (9.5%)                       692,848             692,848


See accompanying auditors' report